Exhibit 99.14

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 912 835 657,50 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total supports its employees in improving

the energy efficiency of their homes

Paris, October 5, 2012 – Total involves its employees fully in its sustainable development policies.

After first introducing special photovoltaic solar solutions for them, the Group is now offering to subsidize half the cost of a home energy audit for its 40,000 employees in France.

Employees who then purchase systems or perform upgrades may also be eligible for subsidies under France’s energy efficiency certificate program and special discounts from building contractors partnered with Total.

“Our innovative campaign to promote renewable energies and energy efficiency to employees has been developed jointly with our company unions”, says François Viaud, Senior Vice President of Human Resources at Total. “We are expanding the popular solar offer by adding energy efficiency solutions that help employees to protect the environment while optimizing the energy performance of their homes and to save significant money by reducing their energy use.”

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com